Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 5, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christopher Edwards
Irene Paik

Osiris Acquisition Corp.

Amendment No. 1 to Form S-1

Submitted April 26, 2021

CIK No. 30001832136

Ladies and Gentlemen:

On behalf of our client, Osiris Acquisition Corp., a Delaware corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 5, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

April 20, 2021

The Registrant has asked us to convey the following as its responses to the Staff:

Amendment No. 1 to Form S-1

Risk Factors

Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits..., page 60

1.	We note your response to prior comment 2. Please disclose that there is a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response to Comment 1

The Registrant has revised the Registration Statement in response to the Staff’s comment. See page 60 of the Registration Statement.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3588 or Deniz Gurbuz at (212) 373-3575.

Very truly yours,

/s/ Brian Janson

Brian Janson

cc:	Securities and Exchange Commission
Tracey Houser
Lynn Dicker

Osiris Acquisition Corp.
Benjamin E. Black
Benjamin Fader-Rattner
Anthony Martucci

White & Case LLP
Peter Denton, Esq.
Joel Rubinstein, Esq.
Stuart Bressman, Esq.
Daniel Nussen, Esq.